Mail Stop 4561

May 11, 2010

T. Kelly Mann
Chief Executive Officer
Mediware Information Systems, Inc.
11711 West 79th Street
Lenexa, KS 66214

    Re: **Mediware Information Systems, Inc.**
           Form 10-K for Fiscal Year Ended June 30, 2009
           Filed September 9, 2010
           Form 10-K/A for Fiscal Year Ended June 30, 2009
           Filed November 3, 2010
           Forms 10-Q for Fiscal Quarters Ended September 30, 2009,
           December 31, 2009, and March 31, 2010
           File No. 001-10768

Dear Mr. Mann:

        We have reviewed the above-referenced filings and have the following comments.
If indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities

Stock Comparison Graph, page 22

1.   In your future filings, to the extent that a performance graph is included in your filing, please include plotted points for the price performance of your common stock, which will enable an investor to evaluate the stock price performance in a concise manner. Refer to Instruction 2(b) to Item 201 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 24

General

2.   As a term of the acquisition of SciHealth you have agreed to pay up to approximately $6.5 million in contingent consideration if agreed-upon but undisclosed revenue and any other contractual milestones are achieved by June 2010. Please tell us in your response letter the specific circumstances in which this payment obligation must be made. Tell us specifically how you evaluated and determined at the end of the fiscal year 2009 that the achievement of these events was remote. Discuss the standard applied in making such determination and explain why your predictions about the likelihood the payment conditions will be satisfied govern whether disclosure of the conditions to the contingent payment obligation is required.

3.   Your disclosure appears to be more in the nature of a business description than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. In your future filings, consider expanding your disclosure to discuss, for example, the impact of your recent acquisitions on your financial condition and results of operations, any integration issues you may have faced, and how these acquisitions have complemented your product offerings. Please ensure that your Overview section discusses any substantial changes in your business operations, as we note from your amended 10-K filed November 3, 2009 that your compensation practices were designed "in light of the substantial changes that [you] faced over the last several years." Refer to Section III.A of SEC Release No. 33-8350.

Results of Operations

Fiscal Year Ended June 30, 2009, Compared to Fiscal Year Ended June 30, 2008, page 27

4.   Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 27 addressing the increase in total revenue for fiscal 2009. Please note that prefacing a reference to

the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 34-26831. To the extent possible, please quantify the sources of material changes and offsetting factors.

Form 10-K/A for Fiscal Year Ended June 30, 2009

Part III

Item 11. Executive Compensation

Compensation Discussion and Analysis

Compensation Elements

5.   You state that your aggregate compensation packages are competitive with employers with whom you compete. Specifically, you state that base salaries may be adjusted based on market factors and the competitive marketplace and that your target levels for cash bonuses are believed to be competitive with the market. Yet, you do not indicate how your compensation practices compared to employers with whom you compete, how you used the market compensation information, or identify the companies whose compensation practices you consulted. In your response letter and with a view towards disclosure, please identify the data used by your compensation committee, including survey components, component companies, and the elements of compensation.

6.   It appears from your disclosure that individual performance was also considered in setting compensation levels; however, you have not included a discussion of how individual performance affected compensation for each of the named executive officers in setting base salary or long-term equity incentive compensation. Please expand your disclosure and describe the elements of individual performance that were taken into consideration in establishing, for example, base salary and cash bonuses, and any other elements of compensation for which individual performance was a factor. In this regard, we note that 20% of your cash bonus is based on personal performance criteria and that for the fiscal year ended 2009, Messrs. Damgaard and Williams did not achieve all of their personal bonus requirements.

Base Salary

7.   With respect to base salaries paid to your executive officers, please ensure that you address on an individualized basis how the compensation committee

determined the specific amounts paid to each named executive officer, including how the determination to increase base salaries for all of the named executive officers in the amounts reflected in the summary compensation table was made.

Cash Bonus Compensation

8.   We note that the compensation committee has authorized Mr. Mann to award cash bonuses in his discretion as "spot bonuses" that provide prompt recognition of achievements that are deemed to merit special attention. Please ensure that you address the special circumstances that led to the grants of spot bonuses to your named executive officers during the fiscal year. As an example, we note that Mr. Weber was awarded $5,000 as a spot bonus for achievements during the year.

Long-Term Equity Incentive Compensation

9.   It appears that you have omitted the performance metrics upon which long-term equity incentive compensation is based. Given your statements that the performance goals of the awards for fiscal 2009 were not achieved and the restricted shares were forfeited without vesting, the performance metrics appear to be material to your compensation of the named executive officers and should be discussed. Please revise accordingly as it is unclear whether the performance metrics discussed in your Cash Bonus Compensation section were applicable in awarding long-term equity compensation.

10.   Although you provide general information regarding policies relating to your long-term equity compensation, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual award amounts for each named executive officer. With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in fiscal 2009.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management

11.   Please identify the natural person(s) who exercise the sole or shared voting and dispositive powers over the shares held of record by Bares Capital Management. Refer to Item 403(a) of Regulation S-K and Securities Exchange Act Rule 13d-3(d)(1).

Exhibits 31.1 and 31.2

12.   The certifications filed with your amended 10-K and signed by your chief
        executive officer and chief financial officer do not conform to the requirements
        set forth in Item 601(b)(31) of Regulation S-K. Please revise the certifications so
        that the language conforms to the requirements set forth in Item 601(b)(31).
        Refer to Exchange Act Rule 12b-15.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Part I

Item 4. Controls and Procedures, page 36

13.   We note your statement that no <u>material</u> changes in your internal control over
        financial reporting occurred during the nine months ended March 31, 2010 that
        materially affected your internal control over financial reporting. Please be
        advised that Item 308(c) of Regulation S-K requires disclosure of any change in
        your internal control over financial reporting that has materially affected or is
        reasonably likely to materially affect, your internal control over financial
        reporting. Please tell us whether there were any changes in your internal control
        over financial reporting that materially affected, or were reasonably likely to
        materially affect your internal control over financial reporting and provide us with
        a representation that you will provide conforming disclosure in future filings.
        This comment also applies to your Forms 10-Q for Fiscal Quarters Ended
        September 30, 2009 and December 31, 2009.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal